Exhibit 99.2

CLEARMIND MEDICINE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three Months Ended January 31, 2025

(Expressed in United States Dollars)

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2025

This Management’s Discussion and Analysis (“MD&A”) of Clearmind Medicine Inc. (“Clearmind” or the “Company”), prepared as of March 13, 2025, should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto for the three months ended January 31, 2025, which were prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are expressed in United States dollars unless otherwise indicated.

Additional information about the Company is available on SEDAR at www.sedar.com.

Cautionary Statement Regarding Forward-Looking Information

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions. The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Description of Business and Company Overview

Corporate Information

The Company was incorporated on July 18, 2017, pursuant to the provisions of the Business Corporations Act (British Columbia). The Company’s principal executive offices are located at 101 – 1220 W. 6th Ave, Vancouver, BC V6H1A5 and its operational offices are located at 20 Rahul Wallenberg, Tel Aviv, Israel.

On November 14, 2022, the Company completed a listing on the Nasdaq Capital Market (“Nasdaq”). The Company trades under the symbol “CMND” on the Nasdaq and on the Frankfurt Stock Exchange, or FSE, under the symbol “CWY”. The Company was listed on the Canadian Securities Exchange (“CSE”) in Toronto until March 14, 2024. Following approval for a voluntary delisting, the Company no longer trades on the CSE but remains a reporting issuer in Canada.

Company Overview

The Company is a clinical stage pharmaceutical company currently engaged in phase I/IIa clinical trials of novel psychedelic medicines to solve widespread, yet under-served, health problems. The Company’s goal is to develop and provide a new type of treatment for mental health disorders, including Alcohol Use Disorder (“AUD”), binge drinking and eating disorders, where there is significant unmet need and lack of innovation. The Company sees psychedelic therapies, which previously may have been overlooked or underused, as the future of treatment for a variety of indications. The Company believes that its solution for AUD can help solve one of the world’s biggest health problems, which costs the United States alone roughly $250 billion each year.

The Company’s flagship treatment and focus for the short term is on AUD, which is incredibly common. It varies from mild to excessive and describes a person’s inability to restrict their alcohol consumption, despite negative social, occupational, or health consequences. Alcohol consumption contributes to 3 million deaths each year globally and is the third most common preventable cause of death in the United States. In January 2025, the U.S. Surgeon General released a new Surgeon General’s Advisory on Alcohol and Cancer Risk, outlining the direct link between alcohol consumption and increased cancer risk, which is in addition to other common risks associated with excessive alcohol consumption. Apart from potentially changing people’s lives, the Company believes that its treatment could potentially reduce the amount currently being spent on the consequences of AUD in the United States, Europe, India, China and other countries around the world. The Company also believes that its treatment may address binge drinking. 178,000 people die every year in the United States alone due to binge drinking.

The Company has also advanced its proprietary 5-Methoxy-2-aminoindane (“MEAI”)-based alcohol substitute beverage program by completing most of the pre-clinical studies required for a novel-food application submission according to novel foods and food additives legislation and regulations accepted in many jurisdictions worldwide and entering into a strategic agreement to source global manufacturers and distributors for its MEAI-based alcohol substitute beverages.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2025

The Company has completed a series of pre-clinical, investigational new drug-enabling studies in the United States and China that are required before it can study its compound for the first time in humans. These studies include pharmacokinetic and toxicological studies in rats and dogs in order to assess the safety profile of our compound and characterization of the drug metabolism. The Company has conducted several metabolism studies designed to better understand the way MEAI is digested in several species. In addition, the Company has conducted a pre-clinical animal model of AUD to characterize the effect of MEAI on alcohol consumption. This study involved testing the effect of MEAI’s ability to curb alcohol cravings after exposing mice to prolonged alcohol consumption over a short period, mimicking binge alcohol consumption in humans.

In February 2024 and in July 2024, the Company announced that it wase granted approval by the Israeli Ministry of Health and by the U.S. Food and Drug Administration, respectively to initiate its first-in-human Phase I/IIa clinical trial with CMND-100 in patients suffering from AUD. Subsequently, in May 2023, the Company initiated the CM-CMND-001 clinical trial in both Israel and the United States, including at the Yale School of Medicine’s Department of Psychiatry and Johns Hopkins University School of Medicine. In October 2024 and December, the Company announced that it received IRB approvals from Johns Hopkins University and Yale University, respectively, its clinical sites for part A of its Phase I/IIa clinical trial in the United States for treating patients suffering from AUD.

Significant developments during the period

On December 16, 2025, the Company announced that it has signed a non-binding term sheet  with Dr. Glitter Pty Ltd, a health technology company that has developed ActivCrystal™ technology, a world-first oral delivery format that encapsulates active ingredients in crystals that are tasteless, odorless, made from natural ingredients, and designed to be sprinkled on meals. The two companies plan to collaborate on the development and commercialization of Clearmind’s proprietary MEAI-based alcohol substitute and Dr Glitter Pty Ltd’s proprietary ActivCrystal™ technology. The term sheet outlines preliminary terms that, upon the mutual agreement of the parties, will be memorialized in a definitive agreement that sets forth a framework for advancing Clearmind and Dr Glitter Pty Ltd’s groundbreaking innovations.

Under the terms of the term sheet, upon the execution of the definitive agreement, the parties will work together to develop MEAI-based alcohol alternative aimed to naturally replicate the known sensations from drinking alcohol without the associated health risks or hangover. In ActivCrystal™ format, Clearmind’s MEAI-based alcohol alternative may be sprinkled into users’ choice of beverage or food, and dosage may be varied by users individually. This collaboration has the potential to mark an important milestone in Clearmind’s strategy to bring MEAI to global markets, addressing the urgent need for innovative solutions to combat alcohol misuse - a major contributor to countless annual deaths worldwide.

On December 24, 2025, the Company announced it has received Yale's Institutional Review Board (IRB) approval for its Phase I/IIa clinical trial of CMND-100, targeting alcohol use disorder (AUD). The trial will be led at Yale School of Medicine’s Department of Psychiatry by Dr. Anahita Bassir Nia, MD, an expert in psychiatry and addiction medicine. This milestone marks a significant step forward in Clearmind’s FDA-regulated clinical program, further expanding the multi-site trial to evaluate the safety, tolerability and efficacy of its proprietary investigational drug, CMND-100. In addition to Yale, the trial received IRBs approval from Johns Hopkins University, Maryland, USA, and IMCA Center in Ramat Gan, Israel. The Company has already secured FDA approval for its Investigational New Drug (IND).

On January 2, 2025, the Company announced advancement in its proprietary MEAI- based binge behavior regulator program through the granting of patent approval from the Macau International Intellectual Property Office. The allowed patent is directed, among others to be used as primary amine aminoindan compound to regulate binge behavior. This includes primary amine aminoindan compounds beyond 5-methoxy-2-aminoindan (MEAI), the Company's innovative psychedelic molecule. This latest granted patent in Macau, a special administrative region of China, further strengthens Clearmind’s global intellectual property portfolio, which now includes 31 granted patents across 18 patent families, with patents granted in major jurisdictions such as the US, Europe, China, India, Hong Kong and now Macau.

On January 6, 2025, the Company announced the publication of a European patent application with the European Patent office for its innovative combination therapy of MEAI and N-Acylethanolamines, addressing binge behavior, including alcohol consumption, eating, tobacco consumption, shopping and sexual conduct. The patent application refers to Clearmind’s successful collaboration with SciSparc Ltd. (Nasdaq: SPRC) (“SciSparc”), a clinical-stage specialty pharmaceutical company focused on treatments for central nervous system disorders. Together, the two companies are researching innovative combination therapies that integrate psychedelic compounds with the N-Acylethanolamines family, including Palmitoylethanolamide (PEA).

On February 4, 2025, the Company announced a patent publication by the Instituto Mexicano de la Propriedad Industrial (IMPI), the National Mexico Patent Office. The patent refers to the Company’s innovative combination therapy of MEAI and N-Acylethanolamines, addressing binge behavior, including alcohol consumption, eating, tobacco consumption, shopping and sexual conduct. The patent is part of Clearmind’s successful collaboration with SciSparc.

On March 10, 2025, the Company announced a patent publication by the Korean Intellectual Property Office (KIPO), South Korea’s official patent and intellectual property authority. The patent covers the Company’s innovative combination therapy of MEAI and N-Acylethanolamines for the treatment of cocaine addiction. The patent is part of Clearmind’s successful collaboration with SciSparc.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2025

Prior Use of Proceeds Disclosure

The table below describes the difference between the Company’s anticipated use of proceeds from public offerings completed since November 2022, as disclosed in previous news releases. The table shows the amounts actually spent for the period from November 1, 2022, through to January 31, 2025. The variances noted below do not have a material impact on the Company’s ability to achieve its business objectives and milestones. The table below does not include proceeds received from the exercise of warrants.

Use of Available Funds	Disclosure Regarding Use of Proceeds (USD)	Spent through to January 31, 2025 (USD)
November 2022 public offering:
To advance the formulation and clinical development efforts in our MEAI patented compounds (completed);	1.5 million	1.5 million
To complete the pre-IND enabling studies and IND submission (completed)	1.0 million	1.0 million
To complete planned Phase I/IIa studies	3.5 million	0.9 million
The remainder for working capital and general corporate purposes and possible in-licensing of intellectual property for new product candidates	0.4 million	0.4 million
April 2023 Public Offering
General corporate purposes, which may include operating expenses, research and development, including clinical and pre-clinical testing of our product candidates, working capital, future acquisitions and general capital expenditures	2.9 million	2.9 million
September 2023 Public Offering
For general corporate purposes, which may include operating expenses, research and development, including clinical and pre-clinical testing of its product candidates, working capital, future acquisitions and general capital expenditures.	2.25 million	1.6 million
January 2024 Public Offering
For general corporate purposes and working capital.	2.4 million	1.28 million

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2025

Selected Financial Information

The following financial data prepared in accordance with IFRS in United States dollars is presented for the three month periods ended January 31, 2025 and 2024.

	Three months ended
	January 31,
	2025	2024

Operating expenses
General and administrative	$1,034,736	$1,156,513
Research and development, net	461,438	227,478
Total operating expenses	1,496,174	1,383,991

Finance income (expenses)

Changes in fair value of derivative warrant liabilities	514,750	155,143
Changes in fair value of short-term investments	(71,705)	556
Foreign exchange gain (loss)	(4,450)	1,416
Other finance expenses	(8,715)	(2,926)
Interest income on deposit	34,008	63,502
Total finance income	463,888	217,691

Loss before taxes	(1,032,286)	(1,166,300)
Tax expenses	(39,335)	(201,500)
Net Loss and Comprehensive loss	$(1,071,621)	$(1,367,800)
Loss per share, basic and diluted	$(0.24)	$(0.90)
Weighted average number of shares (*) for the purposes of basic and diluted loss per share	4,488,514	1,517,459

Three-month period ended January 31, 2025, compared to the three-month period ended January 31, 2024

Research Costs

Research costs are comprised primarily of (i) pre-clinical trials and (ii), regulatory professional and other expenses.

For the three-month period ended January 31, 2025, research costs amounted to $461,438 as compared to $227,478 for the three-month period ended January 31, 2024.

During the mentioned period, most of our R&D activity revolved around our upcoming clinical trial.

General and Administrative Expenses

For the three-month period ended January 31, 2025, general and administrative expenses amounted to $1,034,736 as compared to $1,156,513 for the three-month period ended January 31, 2024.

Finance income

For the three-month period ended January 31, 2025, financial income amounted to $463,388 as compared to financial incomes of $217,691 for the three-month period ended January 31, 2024. The financial income during the three-month period ended January 31, 2025, consists of change in warrant liability of $514,750, changes in fair value of short-term investments of $(71,705) foreign exchange loss of $(4,450), other finance expenses of $(8,715) and interest income on deposit of $34,008.

Loss for the period

The Company reported a loss for the three-month period ended January 31, 2025, of $1,071,621 as compared to a loss of $1,367,800 for the three-month period ended January 31, 2024.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2025

Financial Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters.

	January 31, 2025	October 31, 2024	July 31, 2024	April 30, 2024
Total revenues	$–	$–	$–	$–
Net loss	(1,071,621)	(884,744)	(2,093,917)	(908,217)
Net loss per share, basic and diluted	(0.24)	(0.07)	(0.59)	(0.28)

	January 31, 2024	October 31, 2023	July 31, 2023	April 30, 2023
Total revenues	$–	$–	$–	$–
Net loss	(1,367,800)	(4,069,799)	(575,187)	(2,076,382)
Net profit (loss) per share, basic and diluted	(0.90)	1.27	(2.43)	(16.62)

The loss per quarter and related net loss per share is a function of the level of research and development activity that took place during that quarter.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2025

Liquidity and Capital Resources

As of January 31, 2025, the Company had cash on hand of $5,781,196 and working capital of $2,690,553, compared to $6,573,813 and working capital of $2,956,793 as of October 31, 2024, respectively. During the three-month period ended January 31, 2025, the Company’s overall position of cash decreased by $792,617 from the year ended October 31, 2024. This decrease in cash can be attributed to the following:

●

The Company’s net cash used in operating activities during the three-month period ended January 31, 2025, was $1,265,435 as compared to $1,461,996 for the three-month period ended January 31, 2024. This decrease is mostly due to a decrease in the net loss for the period.

●	Net cash generated from investing activities being proceeds from the sale of a short-term investment- for the three -month period ended January 31, 2025, was $69,462 as compared to $nil for the three-month period ended January 31, 2024.

●	Net cash provided from financing activities for the three -month period ended January 31, 2025, was $404,812 as compared to $5,316,507 for the three-month period ended January 31, 2024. Cash provided in 2025 was from exercise of warrants. In 2024 the cash was provided from January 2024 Public Offering and from exercise of warrants.

The Company anticipates that its cash and cash equivalents will provide sufficient liquidity for at least twelve months, however, the Company may have capital requirements in excess of its currently available resources in order to advance all it its programs. The actual amount of cash that the Company will need to operate is subject to many factors, including, but not limited to, the timing, design and conduct of clinical trials. The Company is dependent upon significant future financing to provide the cash necessary to execute its current operations, including the possible future commercialization of any of its drug candidates, subject to regulatory approval.

In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing. There can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and equity comprised of issued capital, shares issuable, warrants reserve and share-based payment reserve.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended October 31, 2024.

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2025

Transactions With Related Parties

a.	Compensation to key management personnel

(i)	The compensation to key management personnel for services they provide to the Company is as follows:

	Three months ended	Three months ended
	January 31,	January 31,
	2025	2024
Officers:
Consulting fees	$84,000	$160,688
Share based compensation	73,929	15,701
	$157,929	$176,389
Directors:
Directors’ fees	$58,206	$74,623
Share based compensation	117,595	17,221
	$175,801	$91,844

(ii)	Balances with related parties

	January 31,	October 31,
	2025	2024
Amounts owed to officers	$28,593	$29,498
Amounts owed to directors	19,473	19,464
	$48,066	$48,962

b.

On March 7, 2022, the Company signed an agreement with SciSparc, pursuant to which the Company and SciSparc agreed to cooperate in conducting a feasibility study using certain molecules developed by each party (the “Cooperation Agreement”). Certain of the Company’s officers and directors currently operate, manage or are engaged as officers and/or directors of SciSparc.

In June 2023, the Company entered into a research agreement with the Hebrew University of Jerusalem to evaluate SciSparc’s and the Company’s combination treatment for obesity and metabolic syndrome.

To date, the collaboration has resulted in the filing of nine patent applications. To the extent the parties determine to proceed to a commercial cooperation, they may enter into a joint venture by the parties share the economics and rights on a 50%-50% basis. To date, no determination has been made to pursue the joint venture as the development of the project remains at a very early stage.

For the three months ended January 31, 2025, the Company incurred research and development expenses conducted within the framework of the Cooperation Agreement in the amount of $12,746 (three months ended January 31, 2024- $502). As of January 31, 2025, $143,490 is owed to the Company by SciSparc (October 31, 2024- $131,839).

c.	On June 13, 2024, the Company entered into an agreement with SciSparc for the lease of office space in Tel Aviv, Israel, having a total area of approximately 386 square meters. The Company occupies approximately 193 square meters of the space for its offices. The rental period is from April 1, 2024 to March 31, 2026. The Company’s base rent was ILS 12,500 per month (approximately $3,400) during the term of the lease. The lease liability was discounted using the Company’s estimated incremental borrowing rate of 10%.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2025

Financial Instruments and Risk Management

(a)	Fair Values

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as of January 31, 2025, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance January 31, 2025
Short-term investment- Polyrizon Warrants	$–	$–	$134,723	$134,723
Derivative warrants liabilities	–	–	2,983,031	2,983,031

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as of October 31, 2024, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance October 31, 2024
Short-term investment- shares	$110,400	$–	$–	$110,400
Short-term investment- Polyrizon Warrants	–	–	178,988	178,988
Derivative warrant liabilities	–	–	3,519,702	3,519,702

The fair values financial instruments, which include cash, amounts receivable, accounts payable and accrued liabilities, and amounts due to related parties, approximate their carrying values due to the relatively short-term maturity of these instruments.

(b)	Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

(c)	Foreign Exchange Rate Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in a foreign currency. The Company’s subsidiary operates in Israel and has certain monetary financial instruments denominated in New Israeli Shekel and CAD. The Company has not entered into foreign exchange rate contracts to mitigate this risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at January 31, 2025. The table below also provides a sensitivity analysis of a 10% strengthening of the foreign currency against functional currencies identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10% weakening of the foreign currency against the functional currencies would have had the equal but opposite effect as of January 31, 2025.

Cash and cash equivalents	$115,615
Other receivables	50,322
Accounts payable and accrued liabilities	(220,920)
Due to related parties	(38,066)
Total foreign currency financial assets and liabilities	$(93,049)

Impact of a 10% strengthening or weakening of foreign exchange rate	$(9,305)

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2025

(d)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk as it does not have any liabilities with variable rates.

(e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company relies on raising debt or equity financing in a timely manner.

The following amounts are the contractual maturities of financial liabilities as of January 31, 2025, and October 31, 2024:

January 31, 2025	Total	Within 1 year	Within 2-5 years
Accounts payable and accrued liabilities	$654,187	$654,187	$–
Due to related parties	48,066	48,066	–
Lease liability	45,997	39,094	6,903
	$748,250	$741,347	$6,903

October 31, 2024	Total	Within 1 year	Within 2-5 years
Accounts payable and accrued liabilities	$526,056	$526,056	$–
Due to related parties	48,962	48,962	–
Lease liability	53,142	36,726	16,416
	$628,160	$611,744	$16,416

Accounting Standards Issued But Not Yet Effective

A number of new standards, and amendments to standards and interpretations, are not yet effective for the three months ended January 31, 2025, and have not been early adopted in preparing these condensed interim consolidated financial statements. These new standards, and amendments to standards and interpretations are either not applicable or are not expected to have a significant impact on the Company’s condensed interim consolidated financial statements.

Change in Accounting Policies

There have been no changes in accounting policies during the three months ended January 31, 2025.

Significant Accounting Estimates and Judgments

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2025

Significant Estimates

Share-based Compensation

Fair values are determined using the Black-Scholes option pricing model. Estimating fair value requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measurement of the fair value of the Company’s stock options.

Warrant Liability

The Company analyses warrants issued to determine whether they meet the classification as liabilities or equity. Derivative warrant liabilities are adjusted to reflect fair value at each reporting period, with any increase or decrease in the fair value recorded in the results of operations. The Company uses a fair valuation specialist to estimate the value of these instruments using the binomial pricing model.

The key assumptions used in the models are the expected future volatility in the price of the Company’s shares, the expected life of the warrants, the risk-free interest rate and the probability of any future adjustment event.

Significant Judgments

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Going Concern

The application of the going concern assumption which requires management to take into account all available information about the future, which is at least but not limited to, 12 months from the year end of the reporting period. The Company is aware that material uncertainties related to events or conditions may cast significant doubt upon the Company’s ability to continue as a going concern.

Disclosure of Outstanding Share Data

Authorized share capital consists of unlimited number of common shares without par value.

As of January 31, 2025, and March 13, 2025, the Company had 4,693,623 and 5,134,786 common shares issued and outstanding, respectively.

As of January 31, 2025, and March 13, 2025, the Company had 5,521 stock options outstanding.

As of January 31, 2025, and March 13, 2025, the Company had 2,238,848 warrants outstanding, respectively.

As of January 31, 2025, and March 13, 2025, the Company had 442,411 and 1,251 RSUs outstanding.

Risks and Uncertainties

The Company business, and investing in the Company’s securities, are subject to numerous risks, as more fully described in the section entitled “Risk Factors” and other risk factors contained in the Company’s Annual Information Form filed in SEDAR on January 22, 2025. If any of these risks actually occur, the Company’s business, financial condition or results of operations would likely be materially adversely affected. In each case, the trading price of the Company’s securities would likely decline, and investors may lose all or part of their investment.